Filed by Banc of California, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: PacWest Bancorp
Commission File No.: 001-36408

Banc of California, Inc. – PacWest Bancorp Joint Transaction Announcement and Q2 Earnings Conference Call July 25, 2023 5:30 PM Eastern

Corporate Participants
•	Jared Wolff - Chairman, President and Chief Executive Officer
•	Joe Kauder - Chief Financial Officer
•	Paul Taylor - Chief Executive Officer, PacWest
•	Kevin Thompson - Chief Financial Officer, PacWest
•	Bill Black - Vice President, Strategy and Corporate Development, PacWest

PRESENTATION

Operator

Hello, and welcome to the conference call to discuss Banc of California and PacWest Merger and Second Quarter Earnings.  All participants will be in a listen-only mode.  Should you need assistance, please signal a conference specialist by pressing the "*" key followed by "0."  After today's presentation, there will be an opportunity to ask questions.  To ask a question, you may press "*" then "1."  To withdraw your question, you may press "*" then "2."  Please note, this call is being recorded.

Today's presentation will include non-GAAP measures, the reconciliation for these and additional required information is available in the earnings press releases which are available on each company's investor relations website.  The reference presentation is also available on each company's investor relations website.  Before we begin, we would like to direct everyone to the 'safe harbor' statement on forward-looking statements included in both the press releases and investor presentations published today.

I would now like to turn the conference call over to Mr. Jared Wolff, Banc of California's Chairman, President and Chief Executive Officer.

Jared Wolff

Good afternoon, and thank you for joining us.  With me on the call today is Joe Kauder, the new CFO of Banc of California and Paul Taylor, Kevin Thompson and Bill Black from PacWest.  Each company is going to provide a brief review of their second quarter financial results, with more limited commentary than usual.  So we can spend the majority of the call discussing the merger that was announced today.

Let me start off by saying how thrilled we are to announce this transaction.  We are very excited to discuss the tremendous benefits to stockholders, clients, communities and colleagues that this merger will bring.

The transaction will result in the third largest bank headquartered in California with day-one tangible book value per share accretion and significant EPS accretion 2024 when expense savings have been realized.  The transaction is accompanied by $400 million of capital from two very sophisticated bank investors which will accelerate the transformation of the combined company.

Paul and his team have done an outstanding job transforming the balance sheet in a short amount of time through the initial restructuring efforts they've undertaken.  Paul and I are both committed to making this successful, and I know this would be a powerhouse franchise.  We have worked extremely closely to bring this deal together and it's going to be highly successful.

Let me turn it over to Paul.

Paul Taylor

Thank you, Jared, and good afternoon, everyone.  I want to start off by saying what a great job Jared has done with the Banc of California.  He took over Banc a few months before I took over Opus Bank, so we've known each other for many years.  Having turned around a few banks myself, I've been impressed with the transformation he has led at that institution in a short period of time.

With that backdrop, it makes me excited about what's to come with this combination.  This is a great deal with very compelling economics, the ability to reposition the combined balance sheet and set the stage for growth.  We are clearly better together.  I believe this merger will be beneficial for all of our stakeholders, with clients having access to an expanded set of products and services, employees having more opportunities for clear advancement as part of a larger institution.

The merger creates a premier California banking franchise, which will be well positioned to capitalize on market opportunities and broaden the channels and customers and serves through increased sale and expanded product offerings.  This is an opportunity to assemble a world-class team from both banks.

I would like to thank all of the hard work, people at PacWest that they do every day, and they've done through this year and they will continue to do so in the years to come in the new combined organization.

With that, I will turn it back to Jared.

Jared Wolff

Thank you very much, Paul.  I am now pleased to introduce Joe Kauder, our new CFO.  As you know, we conducted a national search and saw many, many talented candidates, and of course, he stood out on top.  I know you've all seen his background, having served in very senior finance positions at Wells Fargo for a long period of time, including as CFO of the Wholesale Bank which had hundreds of billions in assets.

Joe just started his third week on the job and he couldn't have come in a more exciting time.  He's been instrumental in bringing this transaction together, and we're certainly grateful to have him here.  Before turning over to Joe, I really do want to thank our Deputy CFO and Chief Accounting Officer, Ray Rindone who did a truly outstanding job as Interim CFO.  So, thank you very much Ray.

Let me now turn it over to Joe.

Joe Kauder

Thank you Jared.  Of course, I'm very excited to be here at Banc in California.  Having set my entire career on much larger organizations, I've been highly impressed with the caliber of talent at Banc of California, as well as, the culture that exists that's well-grounded in banking fundamentals and delivering high quality service to clients.  It's been a fantastic and exciting start.

Let me turn to a few comments about the quarter's financials.  Our earnings release and investor presentation provide a great deal of information, so I will limit my comments to some areas where additional discussion is wanted.  Please feel free to refer to our investor deck which can be found on our investor relations website as I review our second quarter performance.  As otherwise indicated, all prior period comparisons are with the first quarter of 2023.

Our net income for the second quarter was $17.9 million, or $0.31 per diluted share.  On an adjusted basis, net income totaled $18.4 million for the second quarter, or $0.32 per diluted common share when net indemnified legal costs are excluded.  This compared to adjusted net income of $21.7 million, or $0.37 per diluted common share, for the prior quarter.

Overall, our second quarter performance was fairly straight forward with loan growth and core C&I and warehouse and improved asset margins driven by loan and securities repricing in the higher rates and our deposit balances remained stable.  However, our net interest margin decreased 30 basis points from the prior quarter to 3.11%, largely due to the impact of the higher level of cash that we carried during the first two months of the quarter in response to the recent banking turmoil.

The cost of the excess liquidity in the quarter was 12 basis points, and we saw a strong NIM recovery in June subsequent repayment of the associated FHLB and FRB advances.  Our overall earning asset yield increased by 21 basis points to 5.20%.  Our average loan yield increased 21 basis points to 5.28% which was largely attributable to variable rate loans in the portfolio continuing to reprice higher rates on new loan production and the increase in warehouse line balances which is one of the highest yielding asset classes in the portfolio.  The average yield on securities increased 17 basis points to 4.83% mainly due to CLO portfolio resets.

Our total cost of fund increased by 52 basis points to 2.20%, our average cost of deposits was a 167 basis points for the second quarter, up 45 basis points, however compared to the average fed funds rates, which increased 48 basis points over the same time period.  The net interest margin drivers page in the investor presentation deck further illustrates this information.

Our non-interest income decreased to $1.8 billion from prior quarters primarily due to the inclusion of certain non-recurring items in the first quarter including recovery of a loan acquired in the Pacific Mercantile transaction and the timing of gains recognized on CRE investments excluding those items the other areas of non-interest income are relatively consistent with the prior quarter.

Our adjusted non-interest expense decreased to $825,000 from the prior quarter as the full benefit of cost savings from the head cap reduction made last quarter realized and more than offset the continued investment in other areas of the company such as our new payments processing business.

Turning to our balance sheet, total assets were $9.4 billion at June 30, a decrease of approximately 7% from the end of the prior quarter, which was largely due to the reduction in excess liquidity held in cash and a corresponding reduction in FHLB and FRB borrowings.  Our total equity decreased by $1.9 billion during the second quarter and $18 million in net earnings were offset primarily by capital actions which included both common stock dividends and the repurchase of approximately $16 million of our common stock.

Our total loans increased approximately $102 million from the end of the prior quarter, primarily due to increases in our core C&I and warehouse portfolios.  Our total deposits decreased $81 million from the end of the prior quarter, due primarily to lower interest-bearing checking and non-interest-bearing deposits, partially offset by higher certificates of deposit.  However, after an initial decline, total deposit increased as we moved through the quarter and our end of period balances were $102 million higher than our average balances in the quarter.  Importantly, our non-interest-bearing deposits were 36% of period end balances, and as noted in our earnings release, we have substantial inflows of new deposits from new client relationships.

Our credit quality remained solid in the second quarter.  We had increases in both delinquent loans and non-performing loans, but this was largely due to our SFR loans which are well reserved for and have low loan to values that we view the loss potential as remote.

We recorded a provision for credit losses of $1.9 million, which included a $1.7 million provision for credit losses which was largely due to replenished reserve for charge offs of a loan acquired from Pacific Mercantile and other small C&I loans.  Our allowance for credit losses at the end of the second quarter totaled $84.9 million compared to [indiscernible] at the prior quarter and our allowance to total loss coverage ratio stood at 1.19% compared to 1.27% at the end of the quarter.

At this time, I will turn the call over to Kevin.

Kevin Thompson

Thanks Jared.  At the beginning of the year we announced a renewed strategic plan to focus on our core community bank franchise and to deemphasize non-core businesses.  We accelerated these efforts during the second quarter in light of the turmoil in the banking market.  We're very proud that we were able to execute on the sell of our national construction loan portfolio, selling $2.6 billion of loans and $2.3 billion of unfunded commitments at a discount of 4.5%.  We also sold $2.1 billion of lender finance loans and $200 million of unfunded commitments at a 3% discount, with another $1.1 million [ph] of unfunded commitments to be transferred over time to the buyer [indiscernible].

Since the beginning of the year, we also wound down our civic operations.  We sold $521 million of funded and $24 million of unfunded commitments of the civic loan portfolio this quarter.  As a result of this divestiture, we also anticipate annualized compensation savings of $53 million and other expense savings of $17 million.  As part of our efforts to improve our operational efficiency, we have closed and sub-leased a number of our facilities.  We're simplifying and improving our business processes, we are consolidating contracts, and we are working to reduce expenses around the company.

The swift actions of our team this quarter resulted in increasing our capital and improving our liquidity position.  We are very pleased that our deposit base stabilized in the quarter, and has now begun to grow.  The loan-to-deposit ratio decreased to 81%, with immediately available liquidity of $18 billion, and a coverage ratio of uninsured deposits of 335%.  We are holding a large amount of cash on balance sheet at the end of the quarter, much of which we plan to use to pay down a wholesale fund.

Our CET1 capital ratio increased dramatically from 9.21% to 11.16% in the quarter.  The diluted earnings per share was a loss of $1.75 in the quarter, adjusting for onetime items associated with loan sales and restructuring, the adjusted earnings would have been $0.22 per share, which is just ahead of analysts' estimates for the quarter.  We are very proud of the PacWest team members who bring passion to their work every day as we serve our loyal customers and communities.

With that, I'll turn the call back over to Jared.

Jared Wolff

Thanks a lot, Kevin.  We're now excited to discuss the highly strategic merger and capital rates we announced this morning, or I should say this afternoon.  We've provided a great deal of information regarding the transaction in the investor deck that was published today.  I'm going to spend a few minutes discussing the highlights of the merger.  The merger of Banc of California and PacWest is a transformational combination, and a unique opportunity to deliver significant value to all of our stakeholders.

When I joined Banc of California, as CEO nearly four and a half years ago, we had to undertake our own restructuring, and journey to build a relationship-focused business bank that would prioritize three things.  First, a high level of non-interest bearing deposits and core deposits, two, a healthy level of capital, and three, low credit noise.  We set out to do this by being best-in-class, delivering great deposit strategies, and lending to businesses in our footprint.

We achieved those three objectives and completed the transformation at Banc of California faster than most had expected, and many would say with better results in terms of deposits, capital, and credit quality.  As a result, the work we have done put us in a position to enter into this transformational merger with PacWest that will create the leading commercial Banc of California with strong, well-capitalized, and a highly liquid balance sheet.  We believe this transaction is highly compelling for both company shareholders.

In addition to creating the leading California franchise, the combination bolsters capital and liquidity, is highly accretive to EPS and tangible book value, results in attractive profitability, and has limited execution risk given that significant cost savings opportunities and the familiarity between the two organizations.

Our combined strategy will continue to focus on in-market relationship banking, with a primary objective of providing superior level of customer service, expertise, and robust treasury management solutions.  As both Banc of California and PacWest have demonstrated, providing superior treasury management services, paired with lending expertise, will enable us to attract low-cost commercial deposits that we utilize to fund high-quality lending opportunities.

On a combined basis, we will be the third largest commercial bank headquartered in California, which is absolutely one of the most attractive banking markets in the country.  As we all know, over the past 18 months, the competitive environment in California has changed dramatically.  During this time period, we have seen many other banks either completely exit, or significantly pulled back from California.  As a result, there's a sizable opportunity for a skilled commercial bank, with a high-level of service and expertise to capitalize on this disruption by adding clients and increasing market share.  The combined company will be well-positioned to do this.

And as a larger institution with increased scale, we will have even more resources to invest in technology, continue to attract the best talent, and further elevate the client experience, enhance overall efficiencies, and support our communities.

Warburg and Centerbridge, two highly sophisticated bank investors, have signed commitments to invest $400 million concurrently with the closing of the transaction.  The merger and concurrent capital rates will enable us to take advantage of several strategic actions designed to create a very strong balance sheet, and enhance the capital and liquidity profile of the combined institution.  These actions include selling liquid assets, and utilizing excess cash to pay down $13 billion of wholesale funding.

We have de-risked these transactions by entering a number of hedges to protect the balance sheet and pricing to close.  These actions will reduce the wholesale funding ratio of the combined institution to below 10%, while maintaining 8% cash to assets and 10% CET1, it will also enhance our funding profile with a pro forma loan-to-deposit ratio of approximately 85%, and a deposit base that will be comprised of 90% core deposits, and 30% noninterest-bearing deposits.  This transaction is immediately accredible to tangible book value per share and 20% plus accretive to EPS, on 2024 expected EPS of $1.65 to $1.80.

We believe there is low execution risk in achieving these projections as most of the upside will be driven by the balance sheet repositioning and reduction of PacWest non-run rate expenses.  We estimate the combined company will produce the run rate…will produce a run rate return on assets exceeding 110, around Q4 in 2024 when the expense savings have been achieved.  Return on tangible equity of at least 13%, and generate 100 basis points of capital annually.  This does not include additional upside opportunities that we have identified, but did not model.

An important and particularly unique aspect of this merger is the high-degree of familiarity that our two institutions have, which we believe significantly minimizes the execution risk.  One of our guiding principles in M&A is to only do deals where we have a high degree of confidence in the success of the transaction.  And this is certainly in the case with this transaction.

As most of you know, I previously served as President of Pacific Western Bank, and during my 12 years plus there, I had to lead more than 20 acquisitions.  We also have a number of other executives at Banc of California, who held leadership roles or worked at PacWest, including our Chief Credit Officer, Bob Dyck, who was Chief Credit Officer at Pacific Western Bank.  Accordingly, we know the culture of the organizations, and the businesses that they operate.  We know the true depth of talent that exists at the organization and have tremendous respect for their employees.

During the diligence process and evaluation of the transaction, our ability to discuss issues on a deeper level was evident.  We believe the high degree of familiarity and the foundation of trust will lead to a very smooth integration and enable us to effectively capitalize on the projected synergies for this merger that will enhance our ability to serve commercial clients and create additional value for shareholders of a combined company.

With that, let me turn want to call over to Paul.

Paul Taylor

Thanks, Jared.  I couldn't get off of mute, very sorry about that.  Over the past few months, we have spent a great deal of time evaluating the best path forward for PacWest.  And we believe, this merger is a tremendous opportunity for the company, our clients, our employees, and our shareholders.  Over the last few quarters, we've laid out a plan to reduce our reliance on wholesale funding, increase capital and improved profitability.  This merger meaningfully accelerates our standalone plan, while putting the combined company into a position of strength within the market.  With the increased scale, extended capabilities, and robust capital and liquidity, we will be able to better serve the needs of our clients.

And given the complementary nature of our franchises, similar cultures, shared value and vision, along with the senior management team that will be accommodation of executives from both companies.  We believe that we will have a smooth integration that will enable us to quickly realize the synergies that we project for this transaction.

Simply put, we believe this merger will be beneficial for all stakeholders, with clients having access to an expanded set of products and services, employees having more opportunities for career advancement as part of the stronger institution.  And most importantly, long-term shareholder value being created to a greater extent that what we could believe, we could create as a standalone PacWest.

With that, Jared, I'll turn it back to you.

Jared Wolff

Thanks, Paul.  I would just like to add, it's been a real pleasure to work with you, and rest of the management team in PacWest through this process.  It's been a truly collaborative process, and we couldn't be more excited to bring our two organizations together and begin realizing the benefits that we all anticipate for our stakeholders.  We are fortunate to have attracted the most talented colleagues in banking and look forward to bringing them altogether.  Thank you to all of our colleagues for the tremendous dedication and hard work.

Operator, we'd now be happy to answer any questions and open up the lines.

QUESTION AND ANSWER

Operator

Thank you.  We will now begin the question and answer session.  As a reminder to ask a question, you may press "*" then "1" on your telephone keypad.  If you're using a speakerphone, please pick up your handset before pressing the keys.  To withdraw from the question queue, please press "*" then "2."  At this time, we'll pause momentarily to assemble our roster.

Today's first question comes from Matthew Clark with Piper Sandler.  Please go ahead.

Matthew Clark

Hey, good afternoon, everyone.

Jared Wolff

Good afternoon.

Matthew Clark

Maybe just first on the cost saves the $130 million.  It seems a little low to me just thinking through what legacy PacWest might have been able to extract from their franchise on a standalone basis.  Can you just give us a sense for where that $130 million is coming from?  Is it predominantly all legacy PacWest or is there also some coming out of Legacy Bank?

Jared Wolff

Well, there's really two buckets for our expense savings assumptions.  The first is, there are temporary elevated expenses that exist at PacWest that they have identified, including higher FDIC assessment consultants and some legacy costs that will run for a little while that have to do with the closing down of some of the businesses they've exited including the runoff portfolio for civic.

Additionally, there's a lot of expense saving overlap that we've identified for the combined company going forward.  And so, as a result, we believe that on the model, we modeled getting to 190…1.90 expense ratio, which we believe is very conservative and very achievable.  So there isn't going to be more in there Mathew, but that's what we felt comfortable modeling and we liked the output that's on a highly conservative basis.

Matthew Clark

Okay.  And then a related question.  You guys have been under $10 billion, but PacWest has been above it for a while.  Are there any investments you need to make to cross $10 (billion) or do you feel like you can leverage what PacWest has done?

Jared Wolff

Well, we were over 10, as you mentioned previously.  We have the infrastructure that really was there to build to a larger organization.  I think between the two of us we're going to be fine.  And we're going to have a substantial transition leadership team and integration team combined of folks from both organizations.  And so, I think we'll be good there.

Matthew Clark

Okay.  And then just the thinking kind of longer term and the strategic merits and kind of what you're left with after all this.  Is it fair to assume that there won't be any national lending once this is…once you're combined and can you maybe speak to, I think single family resi, multifamily, it looks like Legacy Bank is going to have some loan sales on that front and whether or not you'll still be in that business?

Jared Wolff

Yes, so the heart of the combined company is going to be the community banking franchise.  And Paul and Kevin and the team had done a great job of building progress toward converting bank…PacWest into a strong community bank with a couple other lending niches, but they had largely exited the national lending businesses already.

Banc of California at its heart is a community banking franchise.  We don't have any national lending businesses.  And so, these two franchises together are going to make a really strong partnership in California, in the markets that we continue to serve.  There were some niches that we both have that we really like.  We have some niches on the deposit side, we have some interesting verticals that we use to gather deposits, and they do too.  They have a great HOA business that Alan DeTata leads.  They have a fund finance and venture funding business that Sean Lynden leads that, that are really strong.  They're very low loan to deposit businesses with no credit.

And so, we believe that it's worth holding onto those businesses as long as we can live within our means and reduce concentration.  This bank pro forma Day 1 is going to be 85% loan to deposit with very low wholesale funding.  And I think it's going to be a very strong franchise.  We're going to make sure that we look to avoid the concentration risk that I think all banks experienced over the last several years, and with the low wholesale funding ratio that we have.  The capital we have the excess liquidity.  We're going to be well positioned to do that.

Matthew Clark

Okay.  And then just on the…

Jared Wolff

Like you had another question there about SFR.  So as part of the restructuring of the balance sheet, we plan to sell, and these are not…we've identified the assets that we may sell, but we have not determined which ones they will be.  But we put in place hedges to protect the likely outcome.  And so, it includes, our SFR portfolio at Banc of California, our multifamily portfolio at Banc of California, those are 1.8 billion and 1.6 billion are available for sale securities and PacWest available for sale securities.

And so…in doing so, we're going to create a tremendous amount of liquidity and be able to pay down wholesale funding at PacWest and on the combined institution ending with less than 10% wholesale funding at close.  Neither of us originate single family today, so that was just purchases that we had done to add assets in a low rate environment, I think those portfolios performed really well.  But in this design, we would sell them down and pay down borrowings.

Matthew Clark

Okay, great.  And then just on the merger charge, it looks a little high, but it includes the cost of hedging and deal related costs and the capital raise.  If you stripped out the cost of the capital rates and hedging.  Would that…what would that number look like relative to the deal value?

Jared Wolff

It's about 1.5% to 2% of cost savings, which is where these things end up being and some comparable deals that we looked at.  So, you're right, it's highly elevated because it has the cost associated with the capital raise as well as the hedging costs, which were substantial…those two things combined were substantial.

Matthew Clark

Okay.  And then were there any other bidders in this process or was it just you two for the most part?

Jared Wolff

Well, there's going to be a robust description in the proxy about the background of the merger, but I think what this combination is going to be fantastic and we're excited to get it done.

Matthew Clark

Okay, great.  Thank you.

Jared Wolff

Thank you.

Operator

The next question comes from Chris McGratty with KBW.  Please go ahead.

Chris McGratty

Oh, great, thanks.  I just wanted to dig into the deposit assumptions for a moment.  Slide 10 and slide 20 give a slightly different starting point for the core deposits.  What I'm getting after is if you combine the two companies, non-interest bearing deposits.  I think to get to that 30% mix you're assuming some growth of nibs from the second quarter.  So I am interested in commentary there to start, please.  Thanks.

Jared Wolff

Yes, there's going to be a little bit of we both know what we're expecting to do.  We are expecting to…this is pro forma 930, because we expect to close late Q4, early Q1, so we based it on 930.  And we…the plan is to be approximately 30% non-interest bearing at close, and we hope to exceed that of course.

Chris McGratty

Okay.  And then maybe a question on credit.  PacWest has historically had a little bit of volatility in the credit numbers and you're not marking the balance sheet.  Maybe a comment or two on how you see the portfolio today.  I think there was a little bit of migration like banks in the second quarter, but just color on the assumed loss rates maybe on a combined basis.  Thanks.

Jared Wolff

Sure.  I'm happy to talk about the robust diligence we did and kind of what we're modeling going forward.  But before we do that Kevin, or Paul, do you guys want to comment on the quarter at all?

Kevin Thompson

You bet.  First, I'll mention, we executed on a number of balance sheet, so restructuring initiatives including selling national lending portfolios as part of that with our civic portfolio, since the portfolio had some…a little bit of credit deterioration according to GAAP [ph] accounting rules.  We had to count those losses on sale as a credit loss rather than a loss on sale.  So that shows up in our provision.  So to your point, Chris, it does create a little bit noise of noise in that provision, but those aren't true losses charge offs in our mind.  They're just losses on sale that happen to be in that geography.

And then in, from a credit perspective in the quarter there are some ups and downs, past due loans are down and accruals are up because of some civic loans.  Our special mentions are down get classified throughout, so some are normal in the analysis we'll see over time.  But as a reminder, we did sell our national construction portfolio, which was very high credit quality, but I think adds even a better credit profile to the combined bank.

Paul Taylor

And I think so it is important to mention on the civic portfolio that we've seen ever since our involvement in Civic, it'll push past dues, it'll…they're more of a sloppy loan for back, lack in the better term.  They seem to always pay.  It's just more of a slow pay.  So we're not concerned that there's a systemic trend or anything in that portfolio.

Jared Wolff

So let me just jump in.  Yes, go ahead Chris.

Chris McGratty

No, keep going.  Jared, I'm sorry to interrupt.

Jared Wolff

Yes, no problem.  I mean, we did substantial diligence on each other, of course, but substantial diligence on the credit portfolio.  I mean, those are the things that you got to really make sure you look at very carefully in these sorts of transactions because of the potential risk.

First of all, I would say that PacWest has done an excellent job of de-risking their balance sheet and through the sales that they undertook, not to say that those portfolios were necessarily risky, but they were the national lending portfolios that I think were larger loans didn't generate deposits and put some pressure on the balance sheet and you know, had exposure even if there was a loss content.  So, I think they have done an excellent job of reducing that risk and the remaining loan portfolio is far more granular than it was before they started engaging in that.

As it relate to Civic, it's $2 billion plus of loans that are in runoff that are primarily for rental housing.  It acts more like a consumer portfolio even though it's not.  It's going to have some delinquency but it pays.  And we have seen that transaction.  We have seen those transactions over time, and as I mentioned, we did very due diligence.  We brought in third parties as did these very two sophisticated industrialists came in they put in a lot of money in this deal that's been committed.  They did substantial diligence on both banks and we were able to leverage that as well, and I think we both feel very comfortable about the credit portfolios of each other.

Like I said, going forward the portfolio is going to be more akin to the community bank lending that we both do, lending in market with some opportunity to do other types of lending on a niche basis.  And it's not to say never is never but I think at its core, this bank will be lending in its footprint primarily.  So, we feel good about that.

In terms of the coverage ratios, we typically run 120 to 125.  PacWest is closer to 90 basis points.  Obviously, we can't prejudge what the numbers are going to be, but I can tell you from a modeling perspective, we assume that we were going to have a coverage ratio that was closer to ours than theirs and we'll obviously going to have to run this through [indiscernible] and but there is plenty of extra support in the numbers for us to get there.

Chris McGratty

Great.  And then maybe just one more.  The 165 to 180, I just want to confirm that's a pro forma number.  And then, I think that's a full year.  So, I'm interested kind of in the cadence of that as you get to saving, and I think…correct me if I am wrong, the 140 goes through to the increasing accretion…a creditable yield of that life of loan item not just 2024.  Just any color on the marks and the noise there.  Thanks.

Jared Wolff

I am going to let somebody else comment on the marks who has an advanced degree, but in terms of the 165 to 180, we thought it would be helpful to put an estimate for 2024 estimated earnings in terms of the cadence of getting there obviously, expense savings are going to…you are going to get the full year benefit at the end of the year, not earlier in the year.  For example, 18% of PacWest facility charges, there are costs associated with the facilities.  18% mature or expire at the end of 2024.  So, without any termination, you'll have to assess whether we want to terminate them early and paid some fare, just wait till they expire, but it's stuff like that that we are going to realize at the end of 2024.  We do estimate that we think we are going to get the full benefit of our savings estimates through the end of 2024 to be closed out by then, so that 165 to 180 is for 2024 estimated EPS.

Hopefully, I gave you guys enough time to figure out what the accounting numbers are.  Joe or Kevin.  Joe you want to take that?

Joe Kauder

Yes.  So, I just will…I just like to clarify specifically your question.

Chris McGratty

The 140…the mark that Slide 22 gets accreted back into earnings.

Joe Kauder

Yes.

Chris McGratty

The timing of that and then…

Joe Kauder

That's over.

Chris McGratty

Was usually…yes.

Joe Kauder

Yes, that's over six years.  That's the core deposit hedge.  Well, that comes back in over six years.  And then the loan…the…so, the loan marks, if you think about it, most of…the Banc of Cal loan portfolios, we intend to sell.  So, those will not be accreted back in to earnings.  So…all the accretions on the CDR.

Chris McGratty

Right.  The only credible yield is the 14 [ph].  Okay?

Joe Kauder

Yes.

Kevin Thompson

And you have the non-PCD loans that will be accredible as well and the 145 rate marks.

Chris McGratty

Thanks, okay.

Operator

The next question comes from Andrew Terrell with Stephens.  Please go ahead.

Andrew Terrell

Hi, good afternoon.

Jared Wolff

Hi, Andrew.

Andrew Terrell

Jared, just quickly on the planned asset sales, just to make sure the forward contracts you have put in place fully hedged for the potential of rate volatility between now and close and then can you discuss just the comfortability with any kind of discount you would expect on the asset sales or maybe what's baked into the pro forma assumptions and terms of non-rate-related discounts?

Jared Wolff

So, we have hedge for interest rate risk.  That's right.  And I am going to turn over to Joe because he's the expert on the hedges, but we have hedge for interest rate risk and we have accounted in our model for potential variation but let me mention a couple of things.  The timing of the sales is something which is within our control.  So, if there is a non-interest-rate dislocation in value supply and demand, we don't have to sell at that moment.  We could sell later or again we were getting down to below 10% wholesale funding, but we could keep it higher if we wanted to for timing purposes to make sure that we hit the numbers that we are targeting in our projections.  But Joe, you want to walk through color exactly what we have done?

Joe Kauder

Yes.  So, on our single-family loan portfolio which was about 1.8 billion lead there into a contingent forward sale agreement.  It's contingent that if it…for some reason the deal did not close, the contract terminates.  It doesn't survive that event, but the contract is…was right at…right on top of our mark on those assets, which was largely a rate mark.  So, there is no incremental credit or spread really in there.  And then on the rest of the balance sheet, what we were hedging is the interest rate risk between now and close, protect the capital or the entity between now and the close of the transaction.  So, those were just interest rate options which we used calibrate the tenure of the appropriate portfolios so that we could make sure that we were protecting.

Andrew Terrell

Understood.  Thank you.  And then on modeling assumptions on Page 13 of the slide deck, the 2.4% pro forma funding costs, if I just take the 2Q run-rate funding costs for both companies and then back out the planned restructuring.  So, in another way would not account for any incremental funding cost increase from here?

Joe Kauder

Believe that's correct.  We do…it does take into account the current yield curve.  The projection…using the current yield curve.  Kevin do you have any other perspective on that?

Kevin Thompson

I apologize.  I missed that part.  What was the question?

Andrew Terrell

Just on the 240 pro forma cost of the funds.  Does that assume any incremental funding cost or deposit cost increases in the back half of the year or does it just use 2Q and then pro forma for the…

Kevin Thompson

No, it does have the…yes, he's just right, it has the forward curve in it.  So, there is one expected rate hike.

Andrew Terrell

Okay.  That's right.  Jared, it sounds like, I mean you made a comment early on in prepared remarks just additional upside and maybe some additional earnings that you don't really include in the pro forma assumptions here and it sounds like expenses.  You're barely optimistic about achieving the expense sales that are being discussed in the presentation.  I was just curious if you could talk kind of outside of that other opportunities or areas you have identified.  They could be sources of earnings upside here.

Jared Wolff

Well, look in terms of being highly conservative we were targeting expense ratio that we thought was easily achievable.  PacWest has done a great job of derisking the balance sheet and when it has a standalone plan that had already identified both cost savings that were going to go away because they were no longer run-rate and then other cost savings that they thought would be more efficient in terms of how they would handle themselves as a franchise going forward.  Layering on top of that with just the way you would do it in a normal merger where you look at your core provider and all the other large expenses that to run the business, it was pretty easy get to 190 number.  So, I think in 190 is…I don't think that's exceptional, but it's good.  I think 185 is probably and below that is where we would like to get to longer term.  So, that's certainly on the expense side.  We think there is a lot.

On the growth side, you know, on the revenue side, we were very conservative in our assumptions going forward.  You know, looking ahead.  I don't like pressing on the gas where I am seeing brake lights and the economy right now is slow.  And so, we are not projecting ton of growth either going into 2024 and if you listen to what Powell says, he doesn't see hitting target inflation until 2025 So, it's…we are all wondering when rates are going to come down, but we are not trying to get ahead of that.  We just think that the economy is going to be slow.  There is going to be some shrinkage and runoff in the portfolio.

We'll have the opportunity to grow.  This PacWest has not been lending as much as their probably demand has been because of the number of things they have been doing.  So, I think as a combined institution we are going to have some opportunities to lend, but it's not going to be expansive unless the economy picks back up and the deposits are there to support it.  And then 2025 is when we see growth starting and historically we would run our bank with most single digits but probably try to…we would project, excuse me, high-single-digit loan growth and probably end up with low double-digits.  And PacWest was there, maybe higher end, there is no reason why this franchise can't do that, but we projected much lower growth.

Kevin Thompson

And I would say that as you look at the overall model, that's got PacWest forecast in there and due to our liquidity issues we have had this year, just to reiterate what Jared already said, is that our growth is well below our demand, there's a decision as to whether you do it with the economy and everything, but demand is much, much higher than we have in the plan.

Andrew Terrell

Got it.  Okay.  Thank you for the questions and congrats on the deal.

Joe Kauder

Thanks, Andrew.

Operator

The next question comes from Gary Tenner with DA Davidson.  Please go ahead.

Gary Tenner

Thanks.  Good afternoon.  Just a couple of points of clarification on that slide 22 again, where you've highlight the fair value marks, the $500 million pretax $140 (million) goes into earnings.  Is that delta, the multifamily and single family discount that's locked in effectively on the sale at closing?

Joe Kauder

Yes, because we're selling a number of the loan portfolios there.  So those are [indiscernible].

Gary Tenner

Okay, I just wanted to clarify that.  Thank you.  And then secondly, on slide 12, where you note an additional $2 billion of cash generated at closing, just help me out with mechanics of that cash generation?

Joe Kauder

So…

Kevin Thompson

You got…go ahead, Joe.

Joe Kauder

Go ahead and get…Kevin, please take it.  Go ahead.

Kevin Thompson

Okay, PacWest on RSI, we do plan to sell our some of our available for sell securities, after closing, as well as will have some excess cash to both hold the high levels of operating cash flow quite as much at this level of balance sheet.  So that [indiscernible].

Gary Tenner

Got it.  Thank you.  And then the other question I had was just in terms of the…I am sure that question was answered.  Guys, thank you for taking my questions.

Joe Kauder

Thank you, Gary.

Operator

The next question comes from Tim Coffey with Janney.  Please go ahead.

Tim Coffey

Hi, good afternoon, gentlemen.

Joe Kauder

Good afternoon, Tim.

Tim Coffey

Hey, Jared, given the stock move, at the time of the merger approval, have you received any assurances that this can happen within that kind of timeframe you've laid out?

Jared Wolff

So we've said in the documents that we're looking to close the transaction at the end of Q4 or early Q1, of course, we preview this transaction with regulators.  And based on those conversations and the specifics of this transaction, we believe that timeframe is achievable.  So we're not going to pin the regulator's down, they have to go through their process and that process is well laid out.  But we believe that that timeframe is achievable.

Tim Coffey

Okay.  Can you comment on how long ago you brought the regulators in?

Jared Wolff

We have made the regulators aware of this process from a very early phase.

Tim Coffey

Okay, it's fair enough.  And then on going back to the $20 million pre-tax charge, does that includes changing control?

Jared Wolff

 So both parties have a double trigger change of control.  We've got a plug-in there for severance that would be paid to people who are terminated as part of the deal.  Most people don't have contracts, so there's just normal severance, but we have based on our estimates numbers in that number.

Tim Coffey

Okay.  And then, just your thoughts on the venture banking business.  Are you planning to establish any kind of concentration limits in terms of customers or capital or things of that nature?

Jared Wolff

Well, let me start off on the concentration limit topic generally.  Because I have very strong feelings about this.  But let me say without any pause that I think the venture business is a great business.  And the way that they do it, and the way they do fund finance, I think they know exactly what they're doing and they're doing it very, very well.  That concentration is an issue in banking across all banks.  And every bank has some level of concentration.  e all have these legal lending limits that say you cannot lend more to a single customer or group of related customers above a certain percent of your capital.  There's no corollary on the deposit side and we all need to live within our means and make sure that we're not overly concentrated by customers either on the asset or the liability side.

So I'm in favor of reducing concentration where it makes sense.  And you can do it in a couple of ways, you can do it by making sure that they're time based or have some contractual obligation, so they can't pull their money without giving you notice.  So you can convert liquid stuff into something that acts more like a time based deposit.  We do that with some of the larger deposits of Bank of California, their money market's with institutions, but we have a contract with them.  So if the money wanted to leave, it was scheduled…it would be scheduled to leave out over time, and we can plan for it.  But overall, I believe that concentration risk is something we have to manage throughout the entire bank.  Not just that venture or HOA or your community bank or the San Diego region or the LA region or anywhere, we just have to manage it overall.  And it's something that obviously we'll look at, but I think PacWest would tell you they feel the exact same way.  And that's something that all banks are going to have to manage better going forward.

Tim Coffey

Okay.  And then I think….

Jared Wolff

Sorry, Paul, please.

Paul Taylor

Yeah, I think you're right on Jared.

Jared Wolff

Thank you.

Tim Coffey

And then, for Jared and Paul, any sense of how much customer overlap you have between your two institutions?

Paul Taylor

Just, I mean, we haven't done the math, but anecdotally, we know that it's some, this is a massive market.  So you're not going to have significant overlap, because there's just too much business here.  But we do share some customers today.  And we've done business together on a couple of customers.

And, of course, given my history at PacWest where I really learned banking, and I get to have such deep respect for the people I work with there that are still there and those that have left.  There are some customers that we share.

Tim Coffey

Okay.  Great.

Company Representative

I spoke to one of our customers right before this call Jared.

Jared Wolff

You did.

Company Representative

Oh, great.

Company Representative

Yes.

Tim Coffey

Oh, great.  Thank you.  Thank you very much.  Those were my questions.

Jared Wolff

Thanks Tim.

Operator

The next question comes from Kelly Motta with KBW.  Please go ahead.

Kelly Motta

Hi, congrats on the deal.

Jared Wolff

Thank you, Kelly.

Kelly Motta

I wanted to circle back on your outlook for deposits and your disclosures there, Jared, I know DDAs have been a focus for you and you've kept them at a nice level.  I do think that 30% of total deposits implies some slight growth.  And I know you're working on some things with DeepStack and the HOA coming on, just wondering what gives you confidence enabled in being able to get to that 30% level potentially, modestly growing those DDAs and maybe any color around what you're seeing in terms of trends, both at your bank and at legacy PacWest would be very helpful?.

Jared Wolff

Sure.  So first of all, our deposit at both banks are…have been highly stable.  We both experienced, obviously, different magnitude, but we both experienced the initial shock and then deployed strategies and stabilized deposits.  And certainly, for Bank of California I know what our pipeline looks like and we brought in a lot of money from new customers this quarter and last quarter.  And we're doing it primarily through serving people with really high value treasury not high cost, but high value treasury management solutions, which are primarily non-interest-bearing deposits.  PacWest has always had an excellent franchise in terms of building a core deposit base.  And for the longest time, they had a very high percentage of non-interest-bearing deposits.

When I came to Banc of California, we were at 12% or 13% non-interest bearing and we got it up to 40%.  We're currently at 36% right now.  I…everything about the way that that PacWest is set up and the way that we're set up, will drive greater growth in non-interest-bearing deposits and low cost DDA, it's just at the heart of both of our franchises, and we'll make sure that we achieve that.  Some of the tools that they have are fantastic.  The HOA business that they've pulled together is really a strong business.  I think it's going to do very well.  But the core community bank at PacWest is fundamentally under loan, you have some really strong lending areas in LA and in San Diego, but you're in the Central Coast to other areas where they got great loans, but really, really good deposits and they're under-loaned.

Based on the prospects that I've looked at with them and I've talked to many of the leaders at PacWest who I know well, I think we both believe that deposit growth is something we're going to be able to do well, and remember, this franchise is going to be very dominant in the market that we're in not dominant from a HSR standpoint, but dominant in terms of…we're going to be highly visible, there are some massive banks in this market, but when you cut back the top 250 and First Citizens is in there too.  If you look at the top four banks in terms of presence below the money center banks, First Citizens dispersed, we have the chart in the deck, but they're not based here.  And so if you look at the banks that are based here at Citi, National, East-West and us, and I think we're all of us are going to be able to compete well against the money center banks, and the larger banks to bring deposits over.

Kelly Motta

Appreciate the color.  I'll step back.

Jared Wolff

Thanks, Kelly.

Operator

The next question comes from Timur Braziler with Wells Fargo.  Please go ahead.

Timur Braziler

Hi, good afternoon.

Company Representative

That was really short suspension of coverage Timur.  You are back?

Timur Braziler

Yes, back and better than ever.  Well, following up on Deepstack commentary, I guess, how does this deal affect the rollout of Deepstack and that integration?  And then any kind of commentary you can provide on what this combination means for the magnitude of the Deepstack contribution?

Jared Wolff

Yes, so first of all, we are on track with Deepstack, we said that we would get it live at the end of second quarter or early this quarter and that's happening.  So we've got it, we've got customers lined up, we have our pipeline, we're going slow.  As I mentioned, we're making sure we get all the risk monitoring and transaction monitoring.  But I like the progress that I'm seeing, were up to 20 people plus, we started with 11.  So, we've been able to build out the teams and do what we thought we would do.  What's really exciting about this opportunity to combine is, the businesses that PacWest have are going to thread really nicely with Deepstack.  So whether it takes you away, or the clients of their of their venture and tech businesses, they need a solution like this.  And they would love to be able to direct clients to an in-house solution, as opposed to some third-party.  And so we both believe that this is going to accelerate the progress for Deepstack.  And again we got the transaction monitoring right, and you know, that plan is going to continue through the end of this year.  We are going to go slow and make sure we get it right.  But, as we talked about we thought it'll contribute meaningfully during the next…fee income next year.  And it would be great to do on a combined basis.

Timur Braziler

Yes.  And then, the decision to sell so far in the multi-family books, the SFR sales seems to make quite a bit of sense, I was a little surprised on the sale of the multifamily book and just given the strength of that portfolio in the Southern California market.  I am just wondering the rational there, and then as you look at the additional repositioning from PacWest standpoint, is there some indication that their restructuring is more or less complete or is there anything else that you would like to divest or maybe trim back on the loan side there?

Jared Wolff

So, if were you look at the portfolios of, the loans portfolios of both banks, and just decide what makes sense without looking at any other factors to sell, the top two things would be the single family and the multifamily.  Multifamily are longer term fixed rate, they're transaction based with low relationship deposits, every banks has them in this market, but it's really easy to build back, and you are not given up much given the rate that those were on and it's a transaction like this, it allows it to happen.  So, on a standalone basis, it would be a little bit accumulative, but when you put to balance sheets together and you can create the opportunity to de-risk and kind of de-lever the lower yielding portfolios, I think it's the perfect thing to shed.  And it's not going to affect relationship with clients, like SFR one either the way bridges us well.  In terms of other things to look at exiting, I think PacWest has already done that and they've left the roadmap.  They've done the roadmap really, really well.  So, civic is running off.  As we talked about, we don't think there's lost content there.  If it is, it's remote.  Every time there's something that spikes up, they've got a third party that they've been able to lay it off on at pretty close to par.  I think that they've laid it out pretty well.

Timur Braziler

Great.  And then just lastly from me, looking at slide 14, the $155 million of other adjustments in runoff, I just want to make sure that's the loan sales, the security sales.  Is there anything else embedded in that number or is that comprised of entirety?

Joe Kauder

I think it might have some other stuff in there.

Company Representative

They would have some other stuff.  I'll just add it would have some legacy PacWest portfolios that we've wound down and deemphasize that we'll wind down over time.

Timur Braziler

Okay, great.  Thanks for the questions and congratulations on the deal.

Jared Wolff

Okay, thank you very much.

Company Representative

Thank you.  Thank you.

Company Representative

Welcome back to coverage, I guess.

Company Representative

Thanks.

Operator

The next question comes from David Feaster with Raymond James.  Please go ahead.

David Feaster

Hey, good afternoon, everybody.  Congrats on the deal.

Jared Wolff

Thank you.

David Feaster

These types of transactions obviously look, they could be really financially compelling but tough from a cultural and a personnel perspective.  And I know, Jared, you talked on this about how close the cultures were aligned, but I was hoping you eventually [ph] know both of these obviously and you've done a lot of M&A in the past and I was hoping you could maybe elaborate a bit on the cultural alignment and then maybe just touch on some of the guardrails or strategies that you've put in place to help retain talent, lock up lenders and just kind of ensure that's seamless integration and minimize disruption as you alluded to?

Jared Wolff

Sure, let me take the back half of that first.  So on the retention piece, all of these transactions involve identifying what could be at risk and making sure that you put guardrails around that.  I would say that this transaction is unique and that we structured it, so all restricted stock is staying outstanding and we will continue to invest over time.  So we are not accelerating any restricted stock on either side of this deal.  And so the people that have the restricted stock or people that, obviously were given it initially because you wanted to keep them.  And so, we feel that there's already an embedded retention tool that exists.  And we'll be looking at others.  We'll be smart about it and make sure that we're judicious and we'll do what makes sense to protect the franchise on a go-forward basis.

But David, I cannot say enough about the uniqueness of this overlap and the familiarity that we both have with each other.  I mean, I can start with Chris Blake, who is the President and CEO of the Community Bank and his key regional president that reports to him.  We all work together.  I mean we're going back 20 years together.  Bob Dyke was the Chief Credit Officer of PacWest and then Chief Credit Officer of the bank, Brian Corsini, who's the Chief Credit Officer of PacWest, was there when Bob and I were there.  He came out of capital source.  He's a terrific guy.  We all know each other very, very well, including, his top lieutenants that are there that are doing a great job on portfolio management and credit management.

And I can just go down the list because I can go down to the individual people.  But also I would say that, Matt and John have just really done an exceptional job over many, many years to build, what I think was an exemplary franchise.  And while I understand that today people are looking at things and saying, look this is different, it changed dramatically, I have a different perspective and it's not sympathetic.  It's actual, which is that, getting caught in the headlines could have happened to any bank and, you know, a liquidity run could happen to anybody.  And it wasn't because they had credit problems.  It wasn't because they were bad managers.  It was because somebody did a screen of, venture deposits and they came up on a screen and they couldn't get out of the headlines.  And a lot of shareholders made a lot of money on that franchise for a very long amount of time.  And fundamentally, though, today, I think the way that they've de-risked the franchise and moved it more toward a community bank and layered on some, bolted on some pieces that are really good deposit generators, it's going to be a really good fit for us.

In terms of, just day-to-day culture, I mean we're very focused on relationship lending in a high touch way to serve clients.  And I noticed because we compete with them, frequently on deals, Southern California is fundamentally a real estate market.  It's 70% real estate, 30% C&I.  And we have been able to diversify, do a little bit more C&I, than they have, get a little bit higher concentration, so one of the things that this deal, does, is this kind of balances up both of us, and gives us a better mix overall in terms of loans and deposits and I think the charts laid that out, so I can go on and on about the cultural fit here.  I don't think there has been a deal that, I can say that, because there has been a lot of deals done, but in all the deals that I have done, I have never seen one that has this amount of overall lap, and commonality between two institutions.

David Feaster

That's helpful.  I appreciate that color.  And maybe just a quick question on the technology platform and the conversion there.  Could you just touch on the respective platforms and how you see those coming together?  Obviously, technology has been a big initiative for you both, but I guess as you think about the core back office in your system, how do you think about the platform, and do you have the infrastructure to really support a much larger entity?

Jared Wolff

So, I think when you look at tech today, you have to look at it more broadly than core because you're looking at IT infrastructure as well as the core operating system that provides the services to clients.  We're a Fiserv Bank they're an FIS Bank.  We both have contracts that come up pretty similar timeframes, their contract actually ends in April 2024 with notice in October 2023.  So, opportunity there, as I mentioned in terms of termination fees and things like that, we're going to have a talented transition leadership team that will be made up of leadership from both organizations to kind of define the organization going forward, and look at those key decisions and give direction to our integration teams, which will be doing it on the ground.

And so, look, it's a big opportunity, but beyond the core, staying there for a second when you're looking at core, you're also looking at how you're integrating APIs because most of us today are relying on outside services from not just from Fiserv or FIS to deploy really good solutions to your clients.  You're not just looking at…you longer taking that as the package and delivering that out alone.  You've bolted on other things that deliver things to your clients.  So we have our payment hub through Volante.  There are things that we're doing through DeepStack.  There are things that we've partnered with.  I give Fiserv a lot of credit because they've opened up to APIs perhaps faster than most realizing they can't be a one stop shop, and it's better to partner than to push away.

So, we'll be looking at that really closely and try to figure out what the best solution is going forward.  And then on the IT architecture side, we're both trying to be cloud first and make sure that we have the right infrastructure that can support us in the changing environment that we're in, which is highly mobile.  I think they've done a great job of thinking about how to be tech forward in terms of providing solutions to their clients.  I think we punched well above our weight class in terms of the technologies delivered to our clients.  There are specific systems that they have that we're going to have to keep, the HOA system is unique, and we're going to have to make sure that we build on that and make sure we support it for the growth that's there.  There's tons of deposit growth, I think that we see through HOA as well.  So those technology solutions decisions are going to be very, very important.  We've obviously made some initial attempts at assessing that, and we have some initial ideas, but we're going to obviously starting now as they say is when the real work begins.

David Feaster

And the last one from me, fee revenues haven't been a big part of either institution.  I'm just curious how you think about fees going forward.  Obviously, Deepstack can play into that in some regard, but I'm just curious how you think about the fee, the fee revenue generation, especially as you become a much larger institution.

Jared Wolff

Yes, we are both not heavy on the fee side, I agree.  And PacWest did a better job than we did in terms of making up for it because they were earning a lot more than we were, so it made up for it.  I think DeepStack is going to be key.  They are an issuer of cards and they generate some fees there, we are going to be in an issuer of cards beginning in the fourth quarter, and so I think that's going to be a good opportunity for fee generation.  I think if the payments business and the ecosystem that we building around payments through DeepStack, through issuing and through partner programs through BAS is going to be probably the initial place where we are going see fee income grow faster than other parts of the company.

David Feaster

Okay.  That's helpful.  I appreciate it.  Thanks everybody.

Jared Wolff

Thank you, David.

CONCLUSION

Operator

This concludes our question and answer session.  The call has now concluded.  Thank you for attending today's presentation.  You may now disconnect.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc of California and PacWest and the proposed investment by Warburg Pincus LLC and Centerbridge Partners, L.P. (collectively, the “Investors”) in equity securities of Banc of California pursuant to the investment agreements entered into between the Investors and Banc of California (the “Investment Agreements”). Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc of California’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc of California and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc of California stockholders and PacWest stockholders within the time period provided in the Agreement and Plan of Merger, dated July 25, 2023, by and among PacWest, Banc of California and Cal Merger Sub, Inc. (the “Merger Agreement”); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc of California’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc of California and PacWest; (vii) potential difficulties in retaining Banc of California and PacWest customers and employees as a result of the proposed transaction; (viii) Banc of California’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc of California’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc of California’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc of California’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc of California or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc of California’s or PacWest’s business activities, restrict Banc of California’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc of California’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc of California’s or PacWest’s ability or that of Banc of California’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc of California and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc of California, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc of California’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc of California’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc of California or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc of California nor PacWest presently knows or that Banc of California or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc of California’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc of California and PacWest anticipate that subsequent events and developments will cause Banc of California’s and PacWest’s assessments to change. While Banc of California and PacWest may elect to update these forward-looking statements at some point in the future, Banc of California and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc of California’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc of California nor PacWest gives any assurance that either Banc of California or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc of California, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document relates to the proposed transaction between Banc of California and PacWest and the proposed investment in Banc of California by Investors.  Banc of California intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc of California’s common stock and PacWest’s common stock in connection with Banc of California’s and PacWest’s solicitation of proxies for the vote by Banc of California’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc of California and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc of California stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc of California or PacWest may also file other documents with the SEC regarding the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc of California or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc of California or PacWest with the SEC also may be obtained free of charge at Banc of California’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings” , respectively, or upon written request to Banc of California, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 , respectively.

Participants in Solicitation

Banc of California and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc of California’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc of California’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc of California and PacWest in Banc of California’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc of California or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc of California’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc of California or PacWest will also be available free of charge from Banc of California or PacWest using the contact information above.